Via EDGAR

February 21, 2014

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attn:	Mr. Larry Spirgel

Mr. Robert S. Littlepage

RE:	NeoPhotonics Corporation

Form 10-K for the Year Ended December 31, 2012

Filed March 15, 2013

File No. 001-35061

Ladies and Gentlemen:

On behalf of NeoPhotonics Corporation (the “Company”), we are writing to follow up on telephone conversations on January 31, February 7, and February 14, 2014 with the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding comments previously received from the Staff on the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 (the “Comments”). This letter is organized to address the topics that the Staff asked the Company to address in writing in our February 14, 2014 conference call.

I.	The Company’s Interpretation of the $30 million commitment in Section 6(e) of the Rights Agreement and the $5 million penalty in Section 6(e)(iii)

Section 6(e) of the Rights Agreement dated as of April 27, 2012 by and among the Company and Open Joint Stock Company Rusnano (“RUSNANO” or the “Purchaser”) sets forth a $30 million investment obligation (the “Investment Obligation”) that requires the Company to pursue a variety of activities to support establishing operations in the Russian Federation. The timing and amount of expenditures to be dedicated toward these purposes are to be determined in good faith by the Company.

2911 Zanker Road, San Jose, CA 95134-2125 USA T +1.408.232.9200 F +1.408.456.2971 www.neophotonics.com

The Rights Agreement allows the Company considerable discretion in how to satisfy the Investment Obligation requirement. For instance, the Company is permitted to satisfy the requirement through:

•	General working capital (including that spent by another one of the consolidated NeoPhotonics entities for general and administrative services provided for the benefit of the Russian Subsidiary) relating to the Russian Subsidiary’s current and potential business, which can be spent either inside or outside Russia. For instance, the Company has allocated a portion of the salaries paid to certain executives based on the proportion of their time devoted to the Russian operations. The Company also has hired a country manager, several staff members, a research and development manager, a sales director and a manufacturing project manager for Russia, and has extended employment offers for multiple additional positions;

•	Research and development activities relating to the Russian Subsidiary’s current and potential products, of which up to 20% of such amount used for purposes of research and development may be spent outside the Russian Federation;

•	Investing funds into the Russian subsidiary and using such funds to acquire businesses, assets or technologies relating to the Russian Subsidiary’s current and potential products, and which may be inside or outside the Russian Federation; and

•	Transferring and/or contributing non-cash assets to the Russian Subsidiary by way of a contribution to charter capital or a contribution to assets, subject to prior written consent of the Purchaser to include such Non-Cash Asset Transfer toward the satisfaction of the Investment Obligation. The Company intends to utilize this provision in order to partially satisfy the Investment Obligation through substantial non-cash means. More specifically, this will include transferring intellectual property, trade secrets and/or other know-how as non-cash assets to the Russian Subsidiary by way of a contribution to assets to include product designs, manufacturing process methods, assembly and test methodologies and applicable patents, subject to prior written consent of the Purchaser to include such Non-Cash Asset Transfer toward the satisfaction of the Investment Obligation.

The Company intends to fulfill its commitment under Section 6(e) of the Rights Agreement. As mentioned to the Staff on the February 7, 2014 conference call, under Section 6(e)(iii) the deadline for fulfilling the obligation will be extended to March 31, 2015 since the Company will have not recorded at least $26.8 million in aggregate revenue from sales of its products in the Russian Federation during the eight fiscal quarters ending June 30, 2014, and the Purchaser has acknowledged in writing that this extension will apply.

Although the Company intends to fulfill its obligation, in the event of a breach of the Investment Obligation, the Company must pay to the Purchaser a $5.0 million penalty (the “Penalty Payment”) set forth in Section 6(e)(iii) of the Rights Agreement. Per Section 6(e)(iii)(A), the Penalty Payment would be “the sole and exclusive remedy for damages and monetary relief available to the Purchaser” pursuant to the Rights Agreement as a result of a breach of Section 6(e) by the Company. The Company believes the intent of the parties was that this Penalty Payment was intended to be the sole penalty for any failure to satisfy the Investment Obligation; not just a Penalty Payment for not meeting the deadline for spending the funds.

2911 Zanker Road, San Jose, CA 95134-2125 USA T +1.408.232.9200 F +1.408.456.2971 www.neophotonics.com

The Company acknowledges that the Staff has inquired about the implications of Section 7(a) of the Rights Agreement, which provide that the Company and “each Holder” will be entitled to specific performance of its rights under the Rights Agreement. The Company believes that this provision was intended to give “Holders” (defined in Section 1 of the Rights Agreement as holders of Registrable Securities) a right to specific performance with regard to the shares of Registrable Securities held by them, which rights are set forth in Sections 2-5 of the Agreement and give “Holders” rights to have their Registrable Securities registered by the Company for resale. Section 7(a) does not use the term “Purchaser” that is used in Section 6(e), which we believe helps demonstrate the parties’ intention that Section 7(a) was intended to provide specific performance rights for the Company and each Holder with regard to the Registrable Securities. As a result, the Company believes that the specific monetary $5.0 million Penalty Payment set forth in Section 6(e)(iii) was intended to be the sole and exclusive remedy for the Purchaser in the event of a breach of Section 6(e) by the Company, notwithstanding the general language in Section 7(a) that provides rights for Holders of Registrable Securities.

II.	Status of the Company’s compliance with Section 6(e) of the Rights Agreement

The following is a list of the major actions the Company has completed to date:

•	Formed NeoPhotonics OOO, the Company’s Russia subsidiary or (“Neo Russia”) - Completed August 30, 2012

•	Leased NeoRussia sales and administration premise - Signed December 20, 2012 and effective January 15, 2013

•	Opening event for Neo Russia - Completed May 15, 2013 (i.e. the Russia subsidiary became operational)

•	Formed NeoPhotonics Technics OOO - Completed July 26, 2013 (R&D activity)

The following is a list of current significant actions the Company is actively undertaking:

•	As discussed with the Purchaser, the Company’s Board of Directors intends to consider and approve a list of products to be produced in Russia, as well as the exact location of the manufacturing facilities with a detailed plan to develop these facilities.

•	The Company’s Russia subsidiary is pursuing lease discussions with potential landlords for planned manufacturing operations. The Company seeks to complete these lease arrangements by the end of 2014 and to commence factory operations. The Purchaser is knowledgeable of and supportive of these actions.

•	The Company’s Russia subsidiary is currently doing initial factory configuration and layout engineering work, and has informed the Purchaser of its intention to install appropriate manufacturing equipment to fulfill the local manufacturing requirement in the Rights Agreement.

2911 Zanker Road, San Jose, CA 95134-2125 USA T +1.408.232.9200 F +1.408.456.2971 www.neophotonics.com

To date, the Company has spent approximately $1 million toward the Investment Obligation, and is in the planning phase of determining the remaining Investment Obligation elements, including non-cash asset transfers.

III.	Analysis concerning the applicability of ASC 210-10-45-4a and Regulation S-X Rule 5-02.1 in regards to the Investment Obligation

As noted in our prior response dated January 7, 2014 to the Staff’s Comment No. 1 in its letter dated December 20, 2013, Rule 5-02.1 of Regulation S-X requires separate disclosure of cash or cash items “which are restricted as to withdrawal or usage”, including “company statements of intention with regard to particular deposits”. In response to the Staff’s comments, the Company notes that the Rights Agreement does not require the Company to place amounts received into a restricted bank account and does not impose restrictions on the use of any bank account balances in order to comply with the Investment Obligation provision of the Rights Agreement. Therefore, no cash balances were placed in a bank account within the Russian Federation, or in any bank account outside of the Russian Federation, that were subject to any bank restrictions on use of the account balance exclusively for the purpose of complying with the Investment Obligation. The Company supplementally advises the Staff that the amount of cash held in the Company’s Russia subsidiary’s bank account at December 31, 2012 was RUB 837,606 (US$27,500). Since the Rights Agreement does not place any restrictions on specific deposits or bank accounts, no separate disclosure is required under the restriction as to withdrawal or usage criterion set forth in Rule 5-02.1 of Regulation S-X.

As the Staff has noted, the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations in the originally filed 10-K Report stated under the caption Business Overview on page 48 that “We intend to use a portion of the net proceeds from the sale of common stock … to establish a presence in the Russian Federation, ….” After further considering this disclosure in light of the Staff’s questions regarding how we intend to fulfill the Investment Obligation, the Company intends to revise the disclosure to state that we intend to use the funds received for general corporate purposes.” This disclosure is enhanced in the proposed disclosure noted under Item V below.

With regard to the Company statements of intention criterion, the Company would like to clarify that the Rights Agreement provides the Company considerable discretion in how the Company can satisfy the Investment Obligation. For instance, with the Purchaser’s consent, the Company can transfer existing qualifying assets, including intellectual property and other physical assets, from within the consolidated NeoPhotonics companies to the Company’s Russia subsidiary; moreover, that is the Company’s intent. Therefore, given that management’s intent is to satisfy the Investment Obligation through substantial non-cash means, the criterion related to management’s intention has not been met for a restricted cash classification.

2911 Zanker Road, San Jose, CA 95134-2125 USA T +1.408.232.9200 F +1.408.456.2971 www.neophotonics.com

Furthermore, the Company has not made any statements of intention “with regard to particular deposits,” the criteria referenced in Rule 5.02.1 of Regulation S-X. Hence, the amount of cash and cash equivalents disclosed on the balance sheet at December 31, 2012 is immediately available with no restrictions.

There is also no limitation on the amount of general working capital (including general and administrative services) that can be spent outside of the Russian Federation to fulfill the Investment Obligation. Therefore, the Company has discretion on using amounts received for general working capital (including general and administrative services) as long as it is related to the Russian subsidiary’s current and potential products. The Company supplementally advises the Staff that the working capital deficit of the Company’s Russia subsidiary at December 31, 2012 was RUB 1,907,267 ($US62,600).

Therefore, based on the above factors, the Company believes that no amount received from the sale of common stock in this transaction should be classified as restricted cash as of December 31, 2012 under Rule 5-02.1 of Regulation S-X. The Company acknowledges the guidance in ASC 210-10-45-4a that indicates even when amounts are not segregated in special accounts, there are circumstances when a restricted cash classification might be required based upon preparer’s intent. However, as explained elsewhere in this letter, the Company has considerable discretion in how the Company can satisfy the Investment Obligation; for instance, with the Purchaser’s consent, the Company can transfer existing qualifying assets including intellectual property and other physical assets from within the consolidated NeoPhotonics companies to the Company’s Russia subsidiary. Given that management’s intent is to partially satisfy the Investment Obligation through substantial non-cash means, the Company’s management was not in in a position to conclude as of December 31, 2012 and subsequently to date that the Company’s cash balance “clearly” was be used in the “near future” to satisfy the Investment Obligation.

IV. Rationale for re-characterization of redeemable common stock as a liability

As discussed with the Staff, the Company intends to re-characterize the $5.0 million Penalty Payment as a liability on its balance sheet in future filings with the Commission.

The Company respectfully notes that the accounting literature does not contain guidance directly on point as to the treatment of the $5.0 million Penalty Payment in the balance sheet. Therefore, the Company referred to analogous guidance referenced below to determine the accounting treatment of the $5.0 million Penalty Payment.

In the Company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2012, the $5.0 million Penalty Payment was originally classified outside of equity as redeemable common stock because the Company determined that its ability to satisfy some of the obligations under the Investment Obligation are outside of the Company’s control. SEC Regulation S-X, Rule 5-02.27, “Balance Sheets: Redeemable Preferred Stocks,” defines

2911 Zanker Road, San Jose, CA 95134-2125 USA T +1.408.232.9200 F +1.408.456.2971 www.neophotonics.com redeemable preferred stock as any class of stock that (1) the issuer undertakes to redeem “at a fixed or determinable price on a fixed or determinable date or dates,” (2) is “redeemable at the option of the holder,” or (3) has “conditions for redemption which are not solely within the control of the issuer,” such as provisions for redemption out of future earnings. In addition, ASC 480-10-S99-3A (as added by ASU 2009-04) states that “[a]lthough ASR 268 specifically describes and discusses preferred securities, the SEC staff believes that ASR 268 also provides analogous guidance for other redeemable equity instruments.”

Subsequent to the filing of the Company’s Annual Report on Form 10-K for the year ending December 31, 2012 and Quarterly Reports on Form 10-Qs for the periods ended March 31, 2013 and June 30, 2013, the Company determined that the $5 million Penalty Payment should not be classified as temporary equity because it does not represent redeemable common stock. This was based on several factors as outlined below.

In the event the Company is required to pay the $5.0 million Penalty Payment to the Purchaser of common stock, the Purchaser is not required to return any of the shares of common stock that were purchased from the Company. In other words, the shares issued by the Company do not contain any redemption provisions. The Company did not issue any shares that are subject to redemption provisions that should be classified as mezzanine or temporary equity.

In determining the appropriate accounting and financial statement presentation of the $5.0 million Penalty Payment, the Company considered the following:

1)	The $5.0 million Penalty Payment was determined to be a freestanding instrument and is not embedded in the shares sold to the Purchaser because it is legally detachable and separately exercisable from the shares held by the Purchaser.

ASC Master Glossary defines a Freestanding Contract as follows:

A financial instrument that meets either of the following conditions:

a.	It is entered into separately and apart from any of the entity’s other financial instruments or equity transactions.

b.	It is entered into in conjunction with some other transaction and is legally detachable and separately exercisable.

If the Purchaser were to sell the shares purchased under the Share Purchase Agreement, it would still be entitled to receive the $5.0 million Penalty Payment. The $5.0 million Penalty Payment would be assessed under the Rights Agreement separate and apart from the equity issued under the Share Purchase Agreement. In other words, if the Purchaser were to resell the common stock received under the Share Purchase Agreement, the Company would still be

2911 Zanker Road, San Jose, CA 95134-2125 USA T +1.408.232.9200 F +1.408.456.2971 www.neophotonics.com obligated to the Purchaser to fulfill the Investment Obligation covenants under the Rights Agreement. Therefore, although the Rights Agreement was entered into in conjunction with the Share Purchase Agreement, the $5.0 million Penalty Payment represents a freestanding instrument as it is legally detachable and separately exercisable. The Company considered whether the Lock-Up Agreement set forth in the Rights Agreement may impact this conclusion, but concluded that it does not because the Lock-Up period expires prior to the ultimate date by which the Investment Obligation may be met. Furthermore, the Lock-Up may terminate earlier if the Company enters into certain transactions. Lastly, because payment of the $5.0 million Penalty Payment will not result in the return of any shares to the Company, the $5.0 million Penalty Payment represents a freestanding instrument.

2)	The $5.0 million Penalty Payment within the Rights Agreement is not subject to the scope of ASC 815 based on the scope exception in ASC 815-10-15-59(d) as a predominant underlying factor is whether or not the Company will achieve the $26.8 million revenue threshold in the Russian Federation. Additionally, the $5.0 million Penalty Payment does not have all the characteristics of a derivative. Specifically, the $5.0 million Penalty Payment is not net settleable as defined in ASC 815-10-15-83(c) because the Company has to physically perform the Investment Obligation to avoid payment of the $5.0 million Penalty Payment. Specifically, the Company is required to construct the manufacturing facility in Russia as part of the Investment Obligation.

3)	The Company then considered whether the $5.0 million Penalty Payment qualifies to be classified as shareholders’ equity. The Company concluded, however, that it does not qualify for classification in shareholders’ equity because: (1) the obligation is not considered to be indexed to the Company’s own stock in accordance with ASC 815-40-15-5 through 8 and (2) it has to be settled in cash. Therefore, the $5.0 million Penalty Payment should be classified as a liability in accordance with ASC 815-40-25-1.

4)	The Company also considered whether the $5.0 million Penalty Payment would be subject to the scope of ASC 480. We concluded it is not subject to ASC 480 because:

a)	It is not a mandatorily redeemable security;

b)	It is not a financial instrument that obligates the Company or is indexed to an obligation to repurchase the Company’s own shares; and

c)	It is not an obligation to issue a variable number of shares.

Based on the above analysis, the Company concluded that it is not appropriate to recognize the $5.0 million Penalty Payment within permanent or mezzanine equity. The

2911 Zanker Road, San Jose, CA 95134-2125 USA T +1.408.232.9200 F +1.408.456.2971 www.neophotonics.com

Company further concluded that the $5.0 million Penalty Payment should be recognized as a liability, but there is no specific authoritative guidance that addresses the initial and subsequent recognition of similar arrangements.

The Company observed that the $5.0 million Penalty Payment could be viewed to be similar to contingent consideration received by a seller of a business. The accounting for contingent consideration received by a seller of a business was discussed by the EITF in EITF Issue No. 09-4, Seller Accounting for Contingent Consideration. The Task Force considered two alternatives but did not reach a formal conclusion. An alternative considered was to treat the contingent consideration as a gain contingency and, therefore, not recognize any portion of the contingent consideration until the recognition criteria of ASC 450 has been met.

Based on the EITF’s discussions related to EITF Issue No. 09-4, the Company concluded it is acceptable to not recognize any portion of the amounts received from the Purchaser that is contingent on the resolution of future events. Therefore, the Company concluded the entire $5.0 million Penalty Payment should be recognized as a liability (similar to a refundable deposit). The Company, however, plans to reclassify the $5.0 million Penalty Payment into equity if the Company is ultimately not required to pay the $5 million to the Purchaser based on the guidance in SAB Topic 5.T. that indicates amounts received from shareholders should be credited to equity.

The Company concluded that this reclassification was not quantitatively or qualitatively material to its December 31, 2012 balance sheet and therefore determined that its Annual Report on Form 10-K did not need to be amended. The Company proposes to record this reclassification in its Form 10-Q/A for March 31, 2013 which the Company intends to file with the Commission by early March 2014. This approach to presentation of the reclassification was based on the following:

1)	The reclassification between the mezzanine and liabilities does not change key metrics that investors would rely upon within the Company’s financial statements, including revenue, net loss, earnings (loss) per share, or stockholders’ equity;

2)	The reclassification does not mask trends in either operating performance or liquidity;

3)	The reclassification does not affect compliance with regulatory requirements;

4)	The reclassification does not change any ratios in debt covenants;

5)	We believe the reclassification does not hide a failure to meet analysts’ expectations or represent a balance sheet focal point for analysts and investors;

6)	The reclassification does not increase management’s compensation;

7)	The reclassification does not conceal an unlawful transaction;

2911 Zanker Road, San Jose, CA 95134-2125 USA T +1.408.232.9200 F +1.408.456.2971 www.neophotonics.com

8)	The $5 million Payment Penalty represents 5.1% of total liabilities and 2.5% of equity; and

9)	The Company’s Report on Form 10-K for the year ended December 31, 2013 discloses the contingency around the $5.0 million Penalty Payment and states that the amount may need to be paid out in cash in the future, which is the most significant disclosure for investors and analysts.

V.	Updated Proposed Enhanced Disclosure

In response to the input from the Staff and the analysis above, the Company proposes to expand its disclosure in the relevant areas of its Quarterly Reports on Form 10-Q/A and 10-Q for the relevant interim periods of 2013 and Annual Report on Form 10-K for the fiscal year ended December 31, 2013 to read as follows:

MD&A, Business Overview, Pages 48 and 49

On April 27, 2012, we issued and sold approximately 4.97 million shares of our common stock in a private placement transaction at a price of $8.00 per share for a gross amount of approximately $39.8 million. The shares of common stock are restricted from transfer pursuant to a lockup agreement for up to two years, at the end of which we are obligated to file one or more registration statements covering the potential resale of the shares of common stock. We intend to use the amount received for general corporate purposes.

We have formed a subsidiary in the Russian Federation and intend to establish a production facility there in accordance with the terms of a rights agreement entered into in connection with the private placement. See Note 12 of Notes to Consolidated Financial Statements.

Contractual obligations and commitments, Page 60

In connection with our April 2012 common stock private placement transaction, we agreed to certain performance obligations: to establish a wholly-owned subsidiary in the Russian Federation and to make a $30 million investment (the ‘Investment Obligation’) towards our Russian operations. The Investment Obligation can be partially satisfied by spending or investment outside of the Russian Federation, and, with the prior consent of the Purchaser of our common stock, by way of non-cash asset transfers and investment commitments. At least $15 million of the Investment Obligation is to be satisfied by investment of capital expenditures, which can be by way of non-cash asset transfers with the Purchaser’s consent. No more than 20% used for research and development purposes can be satisfied by research and development outside of the Russian Federation. The buyer of the common stock has veto rights over our Russian

2911 Zanker Road, San Jose, CA 95134-2125 USA T +1.408.232.9200 F +1.408.456.2971 www.neophotonics.com subsidiary’s budget, and any non-cash asset transfers to be made in satisfaction of the Investment Obligation require the prior approval by the Purchaser. It is our intent to transfer assets from other entities within our consolidated Company (or have the Russian subsidiary acquire such assets from such entities) in order to partially meet the Investment Obligation. There are no restrictions on the use of the $39.8 million received in the private placement transaction or on withdrawal of the amount received from the Company’s bank accounts.

We are required to satisfy the Investment Obligation by July 31, 2014 by contract. However, in the event we have not recorded aggregate revenue from sales of our products in the Russian Federation of at least $26.8 million during the period beginning July 1, 2012 and ending June 30, 2014, then the date to achieve the Investment Obligation shall be extended from July 31, 2014 to March 31, 2015. We currently expect to extend the date for achievement of the Investment Obligation to March 31, 2015. If we fail to meet the Investment Obligation by the deadline, the Company will be required to pay a $5.0 million penalty (the ‘Penalty Payment’), as the sole and exclusive remedy for damages and monetary relief available to the Purchaser for failure to meet the Investment Obligation. The Payment Penalty is included in Other noncurrent liabilities within the Balance Sheet.

Footnote 12 to the Consolidated Financial Statements, Page 95

Private Sale of Common Stock

On April 27, 2012, the Company issued and sold approximately 4.97 million shares of its common stock in a private placement transaction at a price of $8.00 per share for an amount, net of offering costs, of approximately $39.6 million. The shares of common stock are restricted from transfer pursuant to a lockup agreement for up to two years, at the end of which the Company is obligated to file one or more registration statements covering the potential resale of the shares of common stock.

In connection with the private placement transaction, the Company agreed to certain performance obligations: to establish a wholly-owned subsidiary in the Russian Federation and to make a $30 million investment (the ‘Investment Obligation’) towards the Company’s Russian operations. The Investment Obligation can be partially satisfied by investment outside of the Russian Federation or by way of non-cash asset transfers. $15 million of the Investment Obligation is to be satisfied by investment of capital expenditures. No more than 20% of the Investment Obligation used for research and development purposes can be satisfied by research and development outside of the Russian Federation. The Purchaser of the common stock has veto rights over our Russian subsidiary’s budget, and any non-cash asset transfer to be made in satisfaction of the Investment Obligation requires the approval by the Purchaser. It is the Company’s intent to transfer assets from other entities within the consolidated Company (or have the Russian subsidiary acquire such assets from such other entities) in order to partially meet the Investment Obligation. There are no legal restrictions on the usage of amounts received in the private placement transaction or withdrawal from the Company’s bank accounts.

2911 Zanker Road, San Jose, CA 95134-2125 USA T +1.408.232.9200 F +1.408.456.2971 www.neophotonics.com

The Company is required to satisfy the Investment Obligation by July 31, 2014. In the event the Company has not recorded aggregate revenue from sales of its products in the Russian Federation of at least $26.8 million during the period beginning July 1, 2012 and ending June 30, 2014, then the date to achieve the Investment Obligation shall be extended from July 31, 2014 to March 31, 2015. The Company currently expects to extend the date for achievement of the Investment Obligation to March 31, 2015. If the Company fails to meet the Investment Obligation by the deadline, the Company will be required to pay a $5.0 million penalty (the ‘Penalty Payment’) as the sole and exclusive remedy for damages and monetary relief available to the Purchaser for failure to meet the Investment Obligation.

The private placement transaction has been recorded as an equity transaction of $34.6 million and as a component of noncurrent liabilities at the net present value of $5.0 million representing the Penalty Payment. If the Penalty Payment is not triggered because the Company has satisfied the Investment Obligation, the Penalty Payment will be reclassified to common stock.

In the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, the Penalty Payment was originally classified outside of equity as redeemable common stock since, while the Company intends to meet its performance obligations, it determined the ability to satisfy some of the obligations may be outside of the Company’s control. Subsequent to the filing of the Form 10-K, the Company determined the $5.0 million Penalty Payment has more characteristics of a liability than of redeemable common stock, and has made a revision to its consolidated balance sheet as of December 31, 2012 to reclassify the potential Penalty Payment from a classification outside equity as redeemable common stock to a classification of Other noncurrent liabilities.”

*    *    *    *    *

2911 Zanker Road, San Jose, CA 95134-2125 USA T +1.408.232.9200 F +1.408.456.2971 www.neophotonics.com

As requested by the Staff, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2911 Zanker Road, San Jose, CA 95134-2125 USA T +1.408.232.9200 F +1.408.456.2971 www.neophotonics.com

Please contact me at (408) 232-9200 with any questions or further comments regarding the Company’s responses to the Staff’s Comments.

Yours very sincerely,

NEOPHOTONICS CORPORATION

/s/ Clyde R. Wallin

Clyde R. Wallin

Senior Vice President and Chief Financial Officer

2911 Zanker Road, San Jose, CA 95134-2125 USA T +1.408.232.9200 F +1.408.456.2971 www.neophotonics.com